Mail Stop 3720

February 23, 2006

Stephen W. Carnes
President
Signature Leisure, Inc.
100 Candace Drive
Suite 100
Maitland, FL 32751

>   **Re:**   **Signature Leisure, Inc.**
>   **Amendment No. 3 to Registration Statement on Form SB-2**
>   **Filed February 14, 2006**
>   **File No. 333-126509**

Dear Mr. Carnes:

        We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   Update the financial statements and other financial information in the filing. See Rule 310(g) of Regulation S-B.

2.   Your standby equity distribution agreement is dated January 20, 2005, however, on the prospectus cover and elsewhere in the prospectus you state that you entered into the agreement on October 26, 2004. In the exhibit list, you indicate that the agreement is dated as of January 20, 2004. Please carefully review your entire prospectus for typographical errors.

3.   You continue to refer to "selling stockholders" and "directors" and "officers" throughout

the prospectus.   As requested in prior comment 3, since there is only one selling shareholder and since you are the company's only director and officer, please revise your prospectus throughout so that it is cleat that Katalyst Capital Group is the sole selling shareholder and that there is only one director and officer of the company.

4.   We note your revised disclosure in response to prior comment 4 that E Cubed purchases the products from DocStar to resell them to retail clients. Disclose how your customers use these document imaging products.

Prospectus Summary

Going Concern

5.   We note from your Standby Equity Distribution Agreement that during the commitment period for the equity line the company is prohibited from issuing any common stock at a discount to your market price (Section 2.6 of the Agreement). This would appear to prohibit you from privately placing your common stock for the duration of the Standby Equity Distribution Agreement. If this is the case, prominently disclose that this will severely limit your ability to raise additional funds in addition to the equity line.

Use of Proceeds, page 15

6.   Please refer to prior comment 10. In the third paragraph, you state that "[t]he table assumes estimated offering expenses of $85,000, plus a 1% retainer . . .," in your table, you indicate your offering expenses will be $90,500 and in your footnote, you state that your offering expenses will be $85,000 and that this amount includes the 1% retainer. Please revise this section to clearly state the amount of your offering expenses and what is included in that amount. In this regard, if the 1% retainer is included in your offering expenses as stated in footnote 1, it is unclear why your offering expenses do not increase by $20,000 when your gross proceeds increase from $1 million to $3 million and another $20,000 when your gross proceeds increase from $3 million to $5 million. Disclose the specific dollar amount of the retainer under each gross proceeds scenario.

Management's Discussion and Analysis or Plan of Operations, page 21

7.   Please refer to prior comment 11. Though we note additional disclosure in your liquidity section regarding your plans for profitability, the disclosure is still too vague. In addition, there is a disconnect between your statement in the beginning of MD&A that you hope to achieve profitability by the fourth quarter of 2007 (some 24 months away) and your statements later in MD&A that you expect "significant operating losses" for the next 18 months. It is unclear what the company believes will occur only after 18 months that will dramatically reduce operating losses. You must address in greater detail

management's expectation of becoming profitable by the fourth quarter of the fiscal year 2007 with clear explanation of why your planned steps will contribute to profitability.

8.   Please see prior comment 13 and file the agreements associated with your credit lines as exhibits. In this regard, your exhibit list indicates that exhibits 10.16 through 10.21 are filed with this amendment, however, we cannot locate these agreements.

9.   Please see prior comment 15 and disclose the specific terms of your agreement with Dell and DocStar. For example, we note your disclosure with regard to your agreement with DocStar that "[t]he agreement dictates what requirements [you] must fulfill, including staff training necessities and authorized sales territories." Rather than merely refer to the agreement, disclose the material terms of this agreement such as that the agreement is non-exclusive, the specific territories where you are able to sell these products, the specific volume purchase requirements you are required to meet, and the fact that the agreement can be terminated without cause by either party at any time.

Certain Relationships and Related Transactions, page 38

10.   You state in this section that the April 28, 2005 issuance of 40,000,000 shares was "for a $300,000 payment of his salary" but as you stated in the executive compensation, this was an amount of stock worth $600,000 as payment for $600,000 of his "accrued compensation." The summary compensation table only discloses Mr. Carnes's 2005 salary as $250,000 which seems inconsistent with (a) the payment of $300,000 for his salary and (b) the payment of $150,000 as a bonus, disclosed elsewhere. In addition, it appears that the $600,000 payment is in excess of the $300,000 salary and $150,000 bonus earned in 2005. It does not appear from your disclosure that any compensation was owed to him from prior years. Please revise to reconcile and clarify your disclosure.

Part II, Page II-1

Undertakings, page II-6

11.   In your amended filing, please provide the undertaking required by Item 512(g)(2) of Regulation S-B. See new Item 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site at http://www.sec.gov/rules/final/33-8591fr.pdf.

Signatures

12.   Please indicate in Mr. Carnes' title that he is also the principal financial officer. Please see Form SB-2's instructions for signatures.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Christopher Davies, Esq.
        Kirkpatrick & Lockhart Nicholson Graham LLP
        (305) 358-7095 (fax)